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                                                                      EXHIBIT 21

                          SUBSIDIARIES OF THE COMPANY

     SUBSIDIARY                              STATE/COUNTRY OF INCORPORATION
     ----------                              ------------------------------

(1)  Bacou USA Safety, Inc.                  Delaware
(2)  Uvex Safety Manufacturing, Inc.         Delaware
(3)  Titmus Optical, Inc.                    Delaware
(4)  Perfect Fit Glove Co., LLC              Delaware
(5)  SCHAS Industries, LLC                   Delaware
(6)  Whiting & Davis, Inc.                   Delaware
(7)  Platinum Protective Products, Inc.      North Carolina
(8)  Bacou USA Finance, Inc.                 Minnesota
(9)  Bacou Foreign Sales Corporation         U.S. Virgin Islands
(10) Howard Leight de Mexico S.A. Do C.V.    Tijuana, Baja California
(11) Howard Leight (Europe), Ltd.            London, England